Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856), Form F-3 (No. 333-210295) and Form F-10 (No. 333-210878) of Franco-Nevada Corporation (the company) of our report dated March 7, 2018 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to the company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 7, 2018.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 7, 2018

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.